Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2014 (1)	2013 (1)
Net income	$92	$92
Income taxes	53	51
Capitalized interest	(6)	(4)
	139	139
Fixed charges, as defined:

Interest	113	122
Capitalized interest	6	4
Interest component of rentals charged to operating expense	—	—
Total fixed charges	119	126

Earnings, as defined	$258	$265

Ratio of earnings to fixed charges	2.17	2.10
  ____________

(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2014 and 2013 is interest expense of $6 million and interest income of less than $1 million, respectively, which is included in income tax expense.